3-22-04

04003556

STATES
:HANGE COMMISSION
, D.C. 20549

VF 3-10-04

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 1 2004

SEC FILE NUMBER
8-043009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

WG Trading Company LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One East Putnam Avenue
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Duffy — (203) 863-8410
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

333 Ludlow Street	Stamford	CT	06902-6982
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

AFFIRMATION

We, Paul R. Greenwood and Stephen Walsh, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of WG Trading Company LP as of December 31, 2003, are true and correct and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither WG Trading Company LP nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Paul R Greenwood 2/6/04

Signature Date

Paul R. Greenwood
Managing General Partner

Stephen Walsh 2/6/04

Signature Date

Stephen Walsh
Managing General Partner

Deborah Duffy

Notary Public

DEBORAH DUFFY
NOTARY PUBLIC
My Commission Expires June 30, 2004

WG TRADING COMPANY LP
(SEC I.D. No. 8-043009)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

WG TRADING COMPANY LP

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 708 4797
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the General Managing Partners of
WG Trading Company LP

We have audited the accompanying statement of financial condition of WG Trading Company LP (the "Partnership") as of December 31, 2003, and the related condensed schedule of investments for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition, and the related condensed schedule of investments, present fairly, in all material respects, the financial position of WG Trading Company LP at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 6, 2004

WG TRADING COMPANY LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH	$ 5,620
SECURITIES OWNED:	
Stocks, at fair value	1,611,246,089
US government obligations, at fair value	403,250,027
SECURITIES PLEDGED - At fair value	8,653,186,113
RECEIVABLES FROM BROKER-DEALERS	34,875,389
DIVIDENDS AND INTEREST RECEIVABLE	13,547,595
MEMBERSHIP IN EXCHANGE	100,000
OTHER ASSETS	2,511,612
TOTAL ASSETS	$ 10,718,722,445

LIABILITIES AND PARTNERS' CAPITAL

PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS	$ 1,122,423,248
SECURITIES LOAN AGREEMENTS	8,469,208,336
SECURITIES SOLD, NOT YET PURCHASED	693,928
ACCRUED EXPENSES AND OTHER LIABILITIES	357,004
Total liabilities	9,592,682,516
COMMITMENTS AND CONTINGENCIES (Note 8)	
PARTNERS' CAPITAL	1,126,039,929
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 10,718,722,445

See notes to statement of financial condition.

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2003

No. of Shares or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
	Securities Owned and Pledged, at Fair Value:	947.4 %	
	United States:	100.0	
	Common Stock:		
	Aerospace/Defense	16.7	$ 187,978,518
	Airfreight and Logisitics:	9.4	
1,117,929	United Parcel Service	7.4	83,341,610
	Other	2.0	22,639,324
	Auto Related	8.6	96,885,050
	Beverages:	24.0	
2,437,745	Coca-Cola	11.0	123,715,559
1,707,106	PepsiCo	7.1	79,585,286
	Other	5.9	66,781,519
	Biotechnology:	10.7	
1,282,705	Amgen	7.0	79,271,173
	Other	3.7	40,665,443
	Building Products and Materials	2.5	28,313,762
	Capital Markets:	33.5	
2,028,813	JP Morgan Chase & Co.	6.6	74,518,308
1,076,961	Morgan Stanley Dean Witter	5.5	62,323,736
	Other	21.4	239,854,313
	Chemicals	14.2	160,187,137
	Commercial Banks:	57.5	
1,477,461	Bank of America	10.6	118,832,177
1,682,527	Wells Fargo	8.8	99,084,014
1,316,323	Wachovia	5.4	61,327,484
1,917,914	US Bancorp.	5.0	56,318,202
	Other	27.7	311,581,379
	Commercial Services and Supplies	9.5	106,826,707
	Communications Equipment:	26.8	
6,864,570	Cisco Systems	14.8	166,740,412
	Other	12.0	135,427,680
	Computers and Peripherals:	34.7	
1,710,761	International Business Machines	14.1	158,553,317
2,546,047	Dell	7.7	86,463,754
3,032,017	Hewlett-Packard	6.2	69,645,434
	Other	6.7	75,885,986
	Consumer Finance:	11.3	
1,279,060	American Express	5.5	61,689,068
	Other	5.8	65,989,179

(Continued)

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2003

No. of Shares or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
	Containers and Packaging	1.6 %	$ 17,871,541
	Distributors	0.5	5,743,301
	Diversified Financial Services:	23.9	
5,129,707	Citigroup	22.1	248,995,982
	Other	1.8	19,750,477
	Diversified Telecommunication Services:	26.2	
2,746,042	Verizon Communications	8.6	96,331,158
3,292,078	SBC Communications	7.6	85,824,472
	Other	10.0	112,998,819
	Electric Utilities and Equipment	27.5	309,680,998
	Energy Equipment and Services	7.2	81,332,778
	Food and Staples Retailing:	42.8	
4,303,477	Wal-Mart Stores	20.3	228,299,468
	Other	22.5	253,682,088
	Gas Utilities	7.5	84,329,039
	Health Care Equipment and Supplies:	34.9	
1,025,259	Medtronic Inc	5.2	58,587,641
	Other	29.7	334,870,309
	Hotels, Restaurants and Leisure	11.6	130,323,498
	Household Durables:	22.3	
1,289,445	Procter & Gamble	11.4	128,789,773
	Other	10.9	122,755,765
	IT Services	10.7	120,949,033
	Industrial Conglomerates:	38.7	
9,984,472	General Electric	27.5	309,318,938
780,475	3M Company	5.9	66,363,788
	Other	5.3	60,636,199
	Insurance:	41.7	
2,593,300	American International	15.3	171,883,921
	Other	26.4	297,884,188
	Internet and Catalog Retail	3.7	41,489,901
	Internet Software and Services	2.6	29,578,643
	Leisure Equipment and Products	2.0	22,188,749
	Machinery	13.0	146,760,922

(Continued)

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2003

No. of Shares or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
	Media:	37.1 %	
4,496,353	Time Warner	7.2	$ 80,889,398
1,739,419	Viacom Class B	6.9	77,195,410
2,238,291	Comcast	6.5	73,572,631
	Other	16.5	185,881,468
	Metals and Mining	7.0	78,719,084
	Multiline Retail	31.8	106,693,488
	Office Electronics	1.0	10,982,538
	Oil and Gas	45.7	
6,572,680	Exxon Mobil Corp	23.9	269,479,880
1,062,956	ChevronTexaco Corp	8.2	91,828,768
	Other	13.6	152,995,914
	Paper and Forest Products	4.5	50,406,933
	Personal Products	5.0	56,510,700
	Pharmaceuticals:	75.7	
1,554,573	Abott Laboratories	6.4	72,443,099
2,951,474	Johnson & Johnson	13.5	152,473,158
1,116,598	Eli Lilly	7.0	78,530,339
2,212,502	Merck	9.1	102,217,586
7,588,666	Pfizer	23.8	268,107,584
	Other	15.9	178,824,503
	Real Estate	3.9	43,433,788
	Road and Rail	4.1	46,525,140
	Semiconductor	38.4	
6,495,317	Intel	18.6	209,149,188
	Other	19.8	222,875,677
	Software:	42.5	
10,751,748	Microsoft	26.3	296,103,150
5,197,294	Oracle Systems	6.1	68,604,285
	Other	10.1	114,344,973
	Speciality Retail:	22.3	
2,262,439	Home Depot	7.1	80,293,955
	Other	15.2	170,698,638

(Continued)

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2003

No. of Shares or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
	Textiles	3.0 %	$ 33,427,580
	Thrifts and Mortgage Finance:	16.4	
966,210	Federal National Mortgage	6.4	72,523,720
	Other	10.0	112,678,516
	Tobacco:	10.7	
2,019,765	Altria Group	9.8	109,915,608
	Other	0.9	10,820,606
	Trading Companies and Distributors	0.4	4,440,994
	Wireless Telecommunication Services	5.2	58,192,362
	Other		15,004,621
	Total Common Stock Owned and Pledged, at Fair Value (cost of $8,335,460,289)		10,264,432,202
$ 400,000,000	U.S. Treasury Notes Owned, at Fair Value (cost of $406,695,859) (maturity from May 2004 to August 2004)	35.8 %	403,250,027
	Total Securities Owned and Pledged, at Fair Value		$10,667,682,229
	SHORT FUTURES CONTRACTS:		
	Equity Indicies:	(39.8)%	
36,676	S&P 500 (maturity March 2004)	(39.7)	(446,799,575)
	Other	(0.1)	(969,455)
	Total Short Futures Contracts		$ (447,769,030)

(Concluded)

See notes to statement of financial condition.

WG TRADING COMPANY LP
NOTES TO STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2003

1. NATURE OF OPERATIONS

Business - WG Trading Company LP (the "Partnership") is a limited partnership organized primarily for the purpose of engaging in various trading strategies, including index arbitrage. The Partnership is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a commodity pool as defined in Commodity Futures Trading Commission Regulation 4.10(d)(1). The Partnership Agreement provides that the Partnership will terminate on December 31, 2050.

The Partnership has agreements with clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Securities owned, securities pledged and securities sold, not yet purchased transactions and related income and expenses are recorded on the trade-date, at purchase cost or sales proceeds, respectively. Dividends are recorded on the ex-dividend date and interest income is accrued as earned. The Partnership's securities owned are held as collateral under a margin agreement with the Partnership's clearing organization or as collateral in connection with a commodity account at a broker-dealer.

Securities owned, securities pledged and securities sold, not yet purchased are carried at fair value, representing the last recorded sales price on the date of valuation or, if such price is not available, at the average of the closing bid and asking prices. Unrealized gains and losses are included in net gain on principal transactions.

Securities Pledged and Payable under Securities Loan Agreements - Securities lending transactions are transacted under master securities loan agreements and are recorded at the amount of cash collateral received. The Partnership monitors the market value of securities loaned with additional collateral obtained or refunded, when deemed appropriate. The Partnership classifies securities loaned and collateral received, including accrued interest payable thereon, in its Statement of Financial Condition as follows:

- Securities pledged, at market value
- Payable under securities loan agreements

Securities lending activities are transacted under master securities loan agreements.

Receivables From and Payables To Broker-Dealers and Clearing Organizations - Receivables from broker-dealers and payables to broker-dealers and clearing organizations represent balances arising in connection with securities transactions. The balances consist of open trade equity on commodity futures contracts, cash on deposit for margin requirements, margin, accrued interest

receivable and accrued interest payable. These balances are presented on a net basis by broker-dealer or clearing organization where right of offset exists.

Membership in Exchange - Exchange membership is recorded at cost or, if an impairment has occurred, at a value that reflects management's estimate of the fair value. The Partnership's membership was written down from $500,000 to $100,000 during 2003.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ significantly from those estimates.

New Accounting Pronouncements - In January 2003, the Financial Accounting Standards Board ("FASB") issued FIN 46, which clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties ("variable interest entities"). Variable interest entities ("VIEs") are required to be consolidated by their primary beneficiaries if they do not effectively disperse risks among parties involved. Under FIN 46, the primary beneficiary of a VIE is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also requires new disclosures about VIEs.

In October 2003, the FASB deferred the effective date of FIN 46 for arrangements with VIEs existing prior to February 1, 2003 to fiscal periods ending after December 15, 2003. In December 2003, the FASB issued a revision of FIN 46 ("FIN 46R") to address certain technical corrections and implementation issues that have arisen. The Company adopted the provisions of FIN 46 and FIN 46R which did not have any impact on the Partnership's financial statements.

In 2003, FASB issued FASB Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS No. 150"), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of a nonpublic entity. For mandatorily redeemable financial instruments of a nonpublic entity, SFAS No. 150 is effective for existing or new contracts for fiscal periods beginning after December 15, 2003. The FASB also issued FASB Staff Position 150-3 which delayed the implementation of SFAS No. 150 indefinitely for nonpublic entities pending further Board action. However, SFAS No. 150 is still applicable for SEC reporting entities. The adoption of SFAS No. 150 did not have an impact on the Partnership's financial statements.

3. CLEARING AGREEMENTS

Pursuant to agreements between the Partnership and its clearing organizations, the clearing organizations have liens upon all of the Partnership's property including, but not limited to, securities, deposits and receivables. These liens secure the Partnership's liabilities and obligations to the clearing organizations.

4. REGULATORY NET CAPITAL REQUIREMENT

The Partnership is a registered broker-dealer and a commodity pool and, accordingly, is subject to the Net Capital Rule and the capital rules of the New York Stock Exchange Inc. ("NYSE") and the Commodities Futures Trading Commission ("CFTC"). The Partnership has elected to use the alternative net capital method permitted by the Net Capital Rule, which requires the Company to maintain net capital, as defined, to be at least the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. The NYSE may require a member to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. At December 31, 2003, the Company's net capital of $207,610,642 exceeded the minimum regulatory net capital requirements of $250,000 by $207,360,642.

Advances to affiliates, repayments of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Net Capital rules of the SEC.

5. DERIVATIVE FINANCIAL INSTRUMENTS

The Partnership is party to financial futures contracts as part of its futures trading activities. Financial futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount of a financial instrument at a specified future date and price. Maintaining a financial futures contract will typically require the Partnership to deposit margin with its clearing brokers as security for its obligations. Financial futures contracts provide for daily cash settlements with realized gains or losses based upon fluctuations in market value. Fair values are based on quoted market prices. Open equity in financial futures contracts is recorded as receivable from and payable to broker-dealers and clearing organizations, as applicable. Based upon fluctuations in market value, additional margin may be required to be deposited as security. All of the financial futures contracts which the Partnership is party to are due to expire on March 15, 2004. The net contract amount of futures at December 31, 2003 was approximately $9.8 billion.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases - As of December 31, 2003, the minimum total rental commitments under noncancelable leases for office space and equipment are as follows:

2004	$ 565,827
2005	366,545
2006	281,213
2007	151,145
2008	-
	$1,364,730

For the year ended December 31, 2003, rental expense under non-cancelable leases for office space and equipment was $668,108.

Concentration of Credit Risk - The Partnership is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty. The Partnership does not anticipate nonperformance by counterparties in the above situations.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 708 4797
www.deloitte.com

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

February 6, 2004

WG Trading Company LP
One East Putnam Ave.
Greenwich, CT

In planning and performing our audit of the financial statements of WG Trading Company LP (the "Partnership") for the year ended December 31, 2003 (on which we issued our report dated February 6, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities. In addition, we did not review the practices and procedures followed by the Partnership in making: (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act, (2) the daily computations of the segregation requirements of Section 4(d)2 of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations, and (3) the daily computations of the foreign futures and foreign options secured amount requirement pursuant to Regulation 30.7 of the Commodity Exchange Act, because the Partnership has made a claim of exemption from these regulatory requirements to the Commodity Futures Trading Commission pursuant to Regulation 4.7 of the Commodity Exchange Act.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are

safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003 to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, the Commodity Futures Trading Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP